UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 13, 2011

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-169119) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description

1.1	Underwriting Agreement—Standard Provisions, dated October 6, 2010, incorporated by reference to the Form 6-K filed by Barclays Bank PLC on October 14, 2010.

4.1	The form of Global Note for the 2.375% Senior Notes due 2014.

4.2	The form of Global Note for the Floating Rate Notes due 2014.

4.3	Officer’s Certificate pursuant to Sections 1.02 and 3.01 of the Senior Debt Securities Indenture.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

5.2	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 13, 2011	By:	/S/ MARIE SMITH
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 13, 2011	By:	/S/ MARIE SMITH
	Name:	Marie Smith
	Title:	Assistant Secretary

Exhibit 4.1

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

BARCLAYS BANK PLC

2.375% SENIOR NOTES DUE 2014

No. [ ]	$[ ]

CUSIP NO. 06739G BS7

ISIN NO. US06739GBS75

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[        ] on January 13, 2014 (the “Maturity Date”), except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from January 13, 2011 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid semi-annually in arrear on January 13th and July 13th of each year (each, an “Interest Payment Date”), commencing on July 13, 2011 and ending on the Maturity Date, except as otherwise provided herein, at the rate of 2.375% per annum, until the principal hereof is paid or made available for payment. If an Interest Payment Date would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date. If the Maturity Date would fall on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after such Maturity Date. A “Business Day” means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York, United States, or London, England, are authorized or required by law, regulation or executive order to close.

The amount of interest which shall accrue hereon shall be computed on the basis of a 360-day year divided into twelve months of 30 days each.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest which shall be the fifteenth calendar day preceding each Interest Payment Date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Senior Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07 of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: January 13, 2011	BARCLAYS BANK PLC

By:
Name:
Title:

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Dated: January 13, 2011	THE BANK OF NEW YORK MELLON,
As Trustee

By:
Authorized Signatory

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of September 16, 2004 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $1,250,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after January 6, 2011, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the

Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 30 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption. In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding for the winding-up of the Company in England, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Senior Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Senior Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture provides that the Company will be discharged from any and all obligations in respect of this Security (except for certain obligations to register the transfer or exchange of the Security, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or need not comply with certain restrictive covenants of the Indenture, in each case if the Company deposits, in trust, with the Trustee money or Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of, and interest on, the Security on the dates such payments are due in accordance with the terms of this Security and certain other conditions are satisfied.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Exhibit 4.2

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE 2014

No. [ ]	$[ ]

CUSIP NO. 06740P 3N4

ISIN NO. US06740P3N46

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[        ] on January 13, 2014 (the “Maturity Date”), except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from January 13, 2011 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid quarterly in arrear on January 13th, April 13th, July 13th and October 13th in each year (each, an “Interest Payment Date”), commencing on April 13, 2011 and ending on the Maturity Date, provided that if any Interest Payment Date, other than the Maturity Date, would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date would fall on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after such Maturity Date. A “Business Day” means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York, United States, or London, England, are authorized or required by law, regulation or executive order to close.

The initial interest rate for the first Interest Period (as defined on the reverse of this Security) will be equal to LIBOR (as defined in the reverse of this Security), as determined on January 11, 2011, plus 1.04% per annum. Thereafter, the interest rate for any Interest Period will be LIBOR, as determined on the applicable Interest Determination Date (as defined on the reverse of this Security), plus 1.04% per annum, until the principal hereof is paid or made available for payment. The interest rate as determined in accordance with this paragraph is referred to herein as the “Interest Rate”. The Interest Rate will be reset quarterly on each Interest Reset Date (as defined on the reverse of this Security).

The amount of interest which shall accrue hereon shall be computed on the basis of the actual number of days in each Interest Period (as defined on the reverse of this Security) and a 360-day year.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest which shall be the fifteenth calendar day preceding each Interest Payment Date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Senior Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07 of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR

ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: January 13, 2011	BARCLAYS BANK PLC

By:
Name:
Title:

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Dated: January 13, 2011	THE BANK OF NEW YORK MELLON,
As Trustee

By:
Authorized Signatory

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of September 16, 2004 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $750,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

This Security will accrue interest for each Interest Period at a per annum rate, as specified on the face of this Security. The following terms on the face of this Security have the following meanings:

“Calculation Agent” means The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Company.

“Interest Reset Dates” means every January 13, April 13, July 13 and October 13 in each year, commencing on April 13, 2011; provided that the Interest Rate in effect from (and including) January 13, 2011 to (but excluding) the first Interest Reset Date will be the initial Interest Rate. If any Interest Reset Date falls on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

“Interest Period” means the period beginning on (and including) a Floating Rate Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Interest Payment Date; provided that the first Interest Period will begin on January 13, 2011 and will end on (but exclude) April 13, 2011.

“Interest Determination Date” for the first Interest Period means the second London banking day preceding the Issue Date (which is January 11, 2011), and for each succeeding Interest Period, means the second London banking day preceding the applicable Interest Reset Date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the Calculation Agent in accordance with the following provisions:

(1) with respect to any Interest Determination Date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related Interest Reset Date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that Interest Determination Date. If no such rate appears, then LIBOR, in respect of that Interest Determination Date, will be determined in accordance with the provisions described in (2) below; and

(2) with respect to an Interest Determination Date on which no rate appears on Reuters Page LIBOR01, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the Calculation Agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the Interest Determination Date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the Calculation Agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related Interest Reset Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the Interest Determination Date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the Interest Determination Date will be LIBOR in effect with respect to the immediately preceding Interest Determination Date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

All percentages resulting from any calculation of any Interest Rate for the Security will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the Calculation Agent for the purposes of calculating interest on the Security shall be conclusive and binding on the holders of this Security, the Company and the Trustee, absent manifest error.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after January 6, 2011, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 30 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption. In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding for the winding-up of the Company in England, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Senior Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Senior Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The satisfaction and discharge provisions set forth in Section 4.01 of the Indenture are not applicable to the Securities.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Exhibit 4.3

BARCLAYS BANK PLC

Officer’s Certificate

In connection with the issuance of $1,250,000,000 aggregate principal amount of 2.375% Senior Notes due 2014 (the “Fixed Rate Notes”) and $750,000,000 aggregate principal amount of Floating Rate Notes due 2014 (the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Securities”) of Barclays Bank PLC (the “Bank”), I, Steven Penketh, hereby certify pursuant to Sections 1.02 and 3.01 of the Senior Debt Securities Indenture (the “Indenture”), dated as of September 16, 2004, between the Bank and The Bank of New York Mellon, as Trustee, as follows:

1. I have read the provisions of the Indenture setting forth conditions precedent to the issuance and authentication of the Securities, including Sections 1.02 and 3.01 thereof, and the definitions relating thereto;

2. I have reviewed the written resolutions of the Fund Raising Committee (the “Fund Raising Committee”) dated July 29, 2010, and pursuant to such resolutions, I hereby confirm that the forms and terms of the Fixed Rate Notes (as set forth in Annex A-1) and the forms and terms of the Floating Rate Notes (as set forth in Annex A-2) were established in accordance with Section 3.01 of the Indenture.

3. I have also made such other examinations and investigations as I deemed necessary to enable me to express an informed opinion as to whether the conditions precedent provided for in the Indenture as they relate to the issuance and authentication of the Securities have been complied with; and

4. I am of the opinion that the Bank has complied with all conditions precedent provided for in the Indenture relating to the issuance and authentication of the Securities under the Indenture.

Dated: January 13, 2011

Barclays Bank PLC

By:	/s/ Steven Penketh
Name:	Steven Penketh
Title:	Managing Director, Capital Issuance and Securitisation

Annex A-1

Forms and Terms of the Fixed Rate Notes

Title of Fixed Rate Notes:	2.375% Senior Notes due 2014

Issue Price:	99.839%

Issue Date of Fixed Rate Notes:	January 13, 2011

Aggregate Principal Amount of Fixed Rate Notes:	$1,250,000,000

Denomination:	$100,000 and integral multiples of $1,000 in excess thereof

Form of Fixed Rate Notes:	The Fixed Rate Notes will be issued in the form of global notes that will be deposited with The Depository Trust Company (“DTC”) on the closing date. Each global note will be registered in the name of Cede & Co. and executed and delivered in substantially the form attached hereto as Exhibit 1.

Maturity Date:	January 13, 2014

Fixed Interest Rate:	2.375% per annum accruing from January 13, 2011.

Fixed Rate Interest Payment Dates:	January 13 and July 13 of each year, commencing on July 13, 2011, provided that if such Fixed Rate Interest Payment Date is not a Business Day, the Fixed Rate Interest Payment Date shall be postponed to the next Business Day, but interest on that payment will not accrue during the period from and after the scheduled Fixed Rate Interest Payment Date. If the Maturity Date would fall on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after such Maturity Date. “Business Day” shall have the meaning assigned to it in the Prospectus Supplement dated January 6, 2011 relating to the Securities.

Day Count:	30/360

Currency of payment of principal, interest and Additional Amounts:	United States Dollars.

Place of Payment and Paying Agent:	Corporate Trust Office of the Trustee, New York, NY.

Tax Redemption Provisions:	Optional, in whole but not in part, at the option of the Bank at 100% of the principal amount of the Fixed Rate Notes, as discussed under the “Tax Redemption” provision in the Prospectus Supplement and the “Description of Debt Securities – Redemption – Redemption or Conversion for Tax Reasons” in the Prospectus.

Regular Record Dates:	The 15th calendar day preceding such Fixed Rate Interest Payment Date, whether or not such day is a Business Day.

Other Terms of the Fixed Rate Notes:	The other terms of the Fixed Rate Notes, including with respect to defeasance and discharge, shall be substantially as set forth in the Indenture, the Prospectus Supplement dated January 6, 2011 and the Prospectus dated August 31, 2010 relating to the Securities.

Annex A-2

Forms and Terms of the Floating Rate Notes

Title of Floating Rate Notes:	Floating Rate Notes due 2014

Issue Price:	100.000%

Issue Date of Floating Rate Notes:	January 13, 2011

Aggregate Principal Amount of Floating Rate Notes:	$750,000,000

Denomination:	$100,000 and integral multiples of $1,000 in excess thereof

Form of Floating Rate Notes:	The Floating Rate Notes will be issued in the form of global notes that will be deposited with DTC on the closing date. Each global note will be registered in the name of Cede & Co. and executed and delivered in substantially the form attached hereto as Exhibit 2.

Maturity Date:	January 13, 2014

Floating Interest Rate:	The initial Floating Interest Rate for the first Interest Period will be equal to the 3-month U.S. dollar LIBOR, as determined on January 11, 2011, plus 1.04% per annum. Thereafter, the Floating Interest Rate for any Interest Period will be LIBOR, as determined on the applicable Interest Determination Date, plus 1.04% per annum. The Floating Interest Rate will be reset quarterly on each Interest Reset Date.

Floating Rate Interest Payment Dates:	Every January 13, April 13, July 13 and October 13 in each year, commencing on April 13, 2011 and ending on the Maturity Date; provided that if any Floating Rate Interest Payment Date, other than the Maturity Date, would fall on a day that is not a Business Day, the Floating Rate Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Floating Rate Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date would fall on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after such Maturity Date.

Interest Reset Dates:	Every January 13, April 13, July 13 and October 13 in each year, commencing on April 13, 2011; provided that the Floating Interest Rate in effect from (and including) January 13, 2011 to (but excluding) the first Interest Reset Date will be the initial Floating Interest Rate. If any Interest Reset Date falls on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest Period:	Each Interest Period is the period beginning on (and including) a Floating Rate Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Interest Payment Date; provided that the first Interest Period will begin on January 13, 2011 and will end on (but exclude) April 13, 2011.

Interest Determination Date:	The Interest Determination Date for the first Interest Period will be the second London banking day preceding the Issue Date (which is January 11, 2011) and the Interest Determination Date for each succeeding Interest Period will be on the second London banking day preceding the applicable Interest Reset Date.

London Banking Day:	Any day on which dealings in U.S. dollars are transacted in the London interbank market.

Calculation Agent:	The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Issuer.

LIBOR:

LIBOR will be determined by the Calculation Agent in accordance with the following provisions:

(1) With respect to any Interest Determination Date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related Interest Reset Date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that Interest Determination Date. If no such rate appears, then LIBOR, in respect of that Interest Determination Date, will be determined in accordance with the provisions described in (2) below; and

(2) With respect to an Interest Determination Date on which no rate appears on Reuters Page LIBOR01, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the Calculation Agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the Interest Determination Date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the Calculation Agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related Interest Reset Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the Interest Determination Date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the Interest Determination Date will be LIBOR in effect with respect to the immediately preceding Interest Determination Date.

Reuters Page LIBOR01:	The display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

Day Count:	Actual/360

Currency of payment of principal, interest and Additional Amounts:	United States Dollars.

Place of Payment and Paying Agent:	Corporate Trust Office of the Trustee, New York, NY.

Tax Redemption Provisions:	Optional, in whole but not in part, at the option of the Bank at 100% of the principal amount of the Floating Rate Notes, as discussed under the “Tax Redemption” provision in the Prospectus Supplement and the “Description of Debt Securities – Redemption – Redemption or Conversion for Tax Reasons” in the Prospectus.

Regular Record Dates:	The 15th calendar day preceding such Floating Rate Interest Payment Date, whether or not such day is a Business Day.

Other Terms of the Floating Rate Notes:	The other terms of the Floating Rate Notes shall be substantially as set forth in the Indenture, the Prospectus Supplement dated January 6, 2011 and the Prospectus dated August 31, 2010 relating to the Securities. The defeasance and discharge provisions set forth in the Indenture and the Prospectus Supplement dated January 6, 2011 are not applicable to the Floating Rate Notes.

EXHIBIT 1

Form of Global Note for Fixed Rate Notes

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

BARCLAYS BANK PLC

2.375% SENIOR NOTES DUE 2014

No. [ ]	$[ ]

CUSIP NO. 06739G BS7

ISIN NO. US06739GBS75

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[    ] on January 13, 2014 (the “Maturity Date”), except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from January 13, 2011 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid semi-annually in arrear on January 13th and July 13th of each year (each, an “Interest Payment Date”), commencing on July 13, 2011 and ending on the Maturity Date, except as otherwise provided herein, at the rate of 2.375% per annum, until the principal hereof is paid or made available for payment. If an Interest Payment Date would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date. If the Maturity Date would fall on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after such Maturity Date. A “Business Day” means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York, United States, or London, England, are authorized or required by law, regulation or executive order to close.

The amount of interest which shall accrue hereon shall be computed on the basis of a 360-day year divided into twelve months of 30 days each.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest which shall be the fifteenth calendar day preceding each Interest Payment Date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Senior Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07 of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: January 13, 2011	BARCLAYS BANK PLC

By:
Name:
Title:

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Dated: January 13, 2011	THE BANK OF NEW YORK MELLON,
As Trustee

By:
Authorized Signatory

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of September 16, 2004 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $1,250,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after January 6, 2011, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the

Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 30 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption. In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding for the winding-up of the Company in England, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Senior Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Senior Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture provides that the Company will be discharged from any and all obligations in respect of this Security (except for certain obligations to register the transfer or exchange of the Security, replace stolen, lost or mutilated Securities, maintain paying agencies and hold moneys for payment in trust) or need not comply with certain restrictive covenants of the Indenture, in each case if the Company deposits, in trust, with the Trustee money or Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of, and interest on, the Security on the dates such payments are due in accordance with the terms of this Security and certain other conditions are satisfied.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

EXHIBIT 2

Form of Global Note for Floating Rate Notes

THIS SECURITY IS A GLOBAL REGISTERED SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE 2014

No. [ ]	$[ ]

CUSIP NO. 06740P 3N4

ISIN NO. US06740P3N46

BARCLAYS BANK PLC, a company duly incorporated and existing under the laws of England and Wales (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $[    ] on January 13, 2014 (the “Maturity Date”), except as otherwise provided herein, and to pay interest thereon, in accordance with the terms hereof. Interest shall accrue on the Security from January 13, 2011 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and shall be paid quarterly in arrear on January 13th, April 13th, July 13th and October 13th in each year (each, an “Interest Payment Date”), commencing on April 13, 2011 and ending on the Maturity Date, provided that if any Interest Payment Date, other than the Maturity Date, would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date would fall on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, but interest on that payment will not accrue during the period from and after such Maturity Date. A “Business Day” means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York, United States, or London, England, are authorized or required by law, regulation or executive order to close.

The initial interest rate for the first Interest Period (as defined on the reverse of this Security) will be equal to LIBOR (as defined in the reverse of this Security), as determined on January 11, 2011, plus 1.04% per annum. Thereafter, the interest rate for any Interest Period will be LIBOR, as determined on the applicable Interest Determination Date (as defined on the reverse of this Security), plus 1.04% per annum, until the principal hereof is paid or made available for payment. The interest rate as determined in accordance with this paragraph is referred to herein as the “Interest Rate”. The Interest Rate will be reset quarterly on each Interest Reset Date (as defined on the reverse of this Security).

The amount of interest which shall accrue hereon shall be computed on the basis of the actual number of days in each Interest Period (as defined on the reverse of this Security) and a 360-day year.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest which shall be the fifteenth calendar day preceding each Interest Payment Date (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York City, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Senior Debt Security Register, unless such person requests payment by wire transfer pursuant to Section 3.07 of the Indenture.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture, as defined herein.

THIS SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR THE UNITED KINGDOM.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof, directly or through an Authenticating Agent, by manual signature of an authorized signatory, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: January 13, 2011	BARCLAYS BANK PLC

By:
Name:
Title:

By:
Name:
Title:

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated herein referred to in the Indenture.

Dated: January 13, 2011	THE BANK OF NEW YORK MELLON,
As Trustee

By:
Authorized Signatory

(Reverse of Security)

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”) issued and to be issued in one or more series under an Indenture, dated as of September 16, 2004 (herein called the “Indenture,” which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. Insofar as the provisions of the Indenture may conflict with the provisions set forth on the face of this Security, the latter shall control for purposes of this Security.

This Security is one of the series designated on the face hereof, limited to a principal amount of $750,000,000, which amount may be increased at the option of the Company if in the future it determines that it may wish to sell additional Securities of this series. References herein to “this series” mean the series designated on the face hereof.

This Security will accrue interest for each Interest Period at a per annum rate, as specified on the face of this Security. The following terms on the face of this Security have the following meanings:

“Calculation Agent” means The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Company.

“Interest Reset Dates” means every January 13, April 13, July 13 and October 13 in each year, commencing on April 13, 2011; provided that the Interest Rate in effect from (and including) January 13, 2011 to (but excluding) the first Interest Reset Date will be the initial Interest Rate. If any Interest Reset Date falls on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

“Interest Period” means the period beginning on (and including) a Floating Rate Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Interest Payment Date; provided that the first Interest Period will begin on January 13, 2011 and will end on (but exclude) April 13, 2011.

“Interest Determination Date” for the first Interest Period means the second London banking day preceding the Issue Date (which is January 11, 2011), and for each succeeding Interest Period, means the second London banking day preceding the applicable Interest Reset Date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the Calculation Agent in accordance with the following provisions:

(1) with respect to any Interest Determination Date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related Interest Reset Date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that Interest Determination Date. If no such rate appears, then LIBOR, in respect of that Interest Determination Date, will be determined in accordance with the provisions described in (2) below; and

(2) with respect to an Interest Determination Date on which no rate appears on Reuters Page LIBOR01, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the Calculation Agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the Interest Determination Date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the Calculation Agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related Interest Reset Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the Interest Determination Date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the Interest Determination Date will be LIBOR in effect with respect to the immediately preceding Interest Determination Date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

All percentages resulting from any calculation of any Interest Rate for the Security will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the Calculation Agent for the purposes of calculating interest on the Security shall be conclusive and binding on the holders of this Security, the Company and the Trustee, absent manifest error.

Payments under the Securities will be made without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“Taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”), unless such deduction or withholding is required by law. If any such Taxes are at any time required by a Taxing Jurisdiction to be deducted or withheld, the Company will, subject to the exceptions and limitations set forth in Section 10.04 of the Indenture, pay such additional amounts of the principal of such Security and any other amounts payable on such Security (“Additional Amounts”) as may be necessary in order that the net amounts paid to the Holder of any Security, after such deduction or withholding, shall equal the amounts of the principal of such Security and any other amounts payable on such Security which would have been payable in respect of such Security had no such deduction or withholding be required.

If at any time the Company determines that as a result of a change in or amendment to the laws or regulations of a Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or a change in an official application or interpretation of such laws or regulations (including a decision of any court or tribunal), either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective on or after January 6, 2011, and, in the event that any successor entity has assumed the obligations of the Company, which change or amendment becomes effective on or after the date of such assumption of the Company’s obligations: (a) in making any payments of principal or interest, if any, on, or in respect of, such series of Securities, the Company or any such successor entity that has assumed the obligations of the Company has paid or will or would on the next Interest Payment Date be required to pay Additional Amounts with respect thereto, or (b) the Company or any such successor entity would not be entitled to claim a deduction in respect of such payments in computing its taxation liabilities, then the Securities will be redeemable upon not less than 30 nor more than 60 days’ notice by mail, on any Interest Payment Date thereafter, in whole but not in part, at the election of the Company as provided in the Indenture at a redemption price equal to 100% of the principal amount of such Securities together with any accrued but unpaid interest (if any) in respect of such Securities to the date fixed for redemption. In any case where the Company shall determine that as a result of either Section 11.08 or Section 11.09 of the Indenture it is entitled to redeem the Securities of any series, the Company shall be required to deliver to the Trustee prior to the giving of any notice of redemption a written legal opinion of independent counsel of recognized standing (selected by the Company) in a form satisfactory to the Trustee confirming that the Company is entitled to exercise its right of redemption under Sections 11.08 or 11.09 of the Indenture.

The successor entity that assumes the obligations of the Company pursuant to Section 8.03 of the Indenture shall also be entitled to redeem the Securities of the relevant series in accordance with Section 11.08 of the Indenture with respect to any change or amendment to, or change in the application or interpretation of the laws or regulations (including any treaty) of the successor entity’s jurisdiction of incorporation which change or amendment occurs subsequent to the date of any such assumption.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in aggregate principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity, and, in the case of a proceeding for the winding-up of the Company in England, such proceeding is in the name and on behalf of the Trustee to the same extent (but no further or otherwise) as the Trustee would have been entitled so to do. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed or provided for herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Security at the times, place and rate, and in the coin or currency, as herein provided.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Senior Debt Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of this Security is payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Senior Debt Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing. Thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

This Security, and any other Securities of this series and of like tenor, are issuable only in registered form without coupons in initial denominations of $100,000 and increments of $1,000 thereafter.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The satisfaction and discharge provisions set forth in Section 4.01 of the Indenture are not applicable to the Securities.

This Security and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Exhibit 5.1

January 13, 2011

Barclays Capital Inc.,

As Representative of the several Underwriters,

745 Seventh Avenue,

New York, New York 10019.

Ladies and Gentlemen:

In connection with the several purchases today by you and the other underwriters named in Schedule I to the Pricing Agreement, dated as of January 6, 2011 (the “Pricing Agreement”), between Barclays Bank PLC, a public limited company organized under the laws of England and Wales (the “Bank”), and you, as representative of the several underwriters named therein (the “Underwriters”), which Pricing Agreement incorporates by reference the Underwriting Agreement — Standard Provisions, dated October 6, 2010 (the “Underwriting Agreement”) executed by the Bank, of $1,250,000,000 aggregate principal amount of 2.375% Senior Notes due 2014 and of $750,000,000 aggregate principal amount of Floating Rate Notes due 2014 (together, the “Securities”) issued in global form pursuant to the Senior Debt Securities Indenture,

Barclays Capital Inc.

As Representative of the several Underwriters

dated as of September 16, 2004 (the “Indenture”), between the Bank and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as United States counsel for the Bank, have examined such corporate records, certificates and other documents, and such questions of United States Federal and New York State law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that:

(1) The Indenture has been duly executed and delivered by the Bank and duly qualified under the Trust Indenture Act of 1939; the Securities have been duly executed, authenticated, issued and delivered; and the Indenture and the Securities constitute valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(2) The Underwriting Agreement and the Pricing Agreement have been duly executed and delivered by the Bank.

(3) The issuance of the Securities by the Bank and the sale of the Securities by the Bank to the Underwriters pursuant to the Underwriting Agreement and the Pricing Agreement do not, and the performance by the Bank of its obligations under the Indenture, the Underwriting Agreement and the Pricing Agreement (together, the “Opinion Documents”) and the Securities

Barclays Capital Inc.

As Representative of the several Underwriters

will not, violate any Covered Laws (as defined below).

(4) Assuming the legality, validity, effectiveness and irrevocability of such submission and appointment insofar as the laws of England and Wales are concerned, the Bank has, pursuant to paragraph 17 of the Underwriting Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or Federal court in The City and State of New York, New York, in any legal suit, action or proceeding brought by any of the Underwriters or by any person controlling any of the Underwriters, arising out of or based upon the Underwriting Agreement or the Pricing Agreement, has validly waived, to the fullest extent it may effectively do so, any objection to the venue of a proceeding in any such court, and has validly and irrevocably designated Barclays Bank PLC (New York Branch) as its authorized agent for the purpose described in paragraph 17 of the Underwriting Agreement, and service of process effected on such agent in the manner set forth in paragraph 17 of the Underwriting Agreement will be effective to confer valid personal jurisdiction over the Bank in any such proceeding, subject, in each case, to bankruptcy, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(5) All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Bank under the Covered Laws (as defined

Barclays Capital Inc.

As Representative of the several Underwriters

below) for the sale and delivery of the Securities by the Bank to you and the other several Underwriters in accordance with the Underwriting Agreement and the Pricing Agreement have been obtained or made.

(6) The Bank is not, and as a result of the issuance of the Securities will not become, an “investment company” as defined in the Investment Company Act of 1940.

We are expressing no opinion in paragraphs (3) and (5) above, insofar as performance by the Bank of its obligations under the Opinion Documents or the Securities is concerned, as to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights. Also, for purposes of the opinions in paragraphs (3) and (5) above, “Covered Laws” means the Federal laws of the United States and the laws of the State of New York (including the published rules or regulations thereunder) that in our experience normally are applicable to general business corporations and transactions such as those contemplated by the Opinion Documents and the Securities; provided, however, that such term does not include Federal or state securities laws, other antifraud laws and fraudulent transfer laws, tax laws, the Employee Retirement Income Security Act of 1974, antitrust laws or any law that is applicable to the Bank, the Opinion Documents, the Securities or the transactions contemplated thereby solely as part of a regulatory regime applicable to the Bank or its affiliates due to its or their status, business or assets.

Barclays Capital Inc.

As Representative of the several Underwriters

In connection with our opinion set forth in paragraph (4) above, we assume that any such action will be properly brought in a court having jurisdiction over the subject matter, and we are expressing no opinion with respect to the subject matter jurisdiction of any such court. Also, we are expressing no opinion as to whether or under what circumstances such a court might decline to accept jurisdiction over such action on the ground that New York is an inconvenient forum.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have, with your approval, assumed that (i) the Bank has been duly organized and is an existing company under the laws of England and Wales and (ii) any document referred to in this opinion as executed by the Bank has been duly authorized, executed and delivered in accordance with the laws of England and Wales. We note that with respect to all matters of English law, you are relying on the opinion, dated the date hereof, of Clifford Chance LLP, English counsel to the Bank, delivered to you pursuant to the Pricing Agreement and Section 9(d) of the Underwriting Agreement.

Also, with your approval, we have relied as to certain matters on information obtained from public officials, officers of the Bank and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the

Barclays Capital Inc.

As Representative of the several Underwriters

specimens examined by us, that the Trustee’s certificates of authentication of the Securities have been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Exhibit 5.2

[Letterhead of Clifford Chance LLP]

13 January 2011

Barclays Bank PLC

1 Churchill Place

London E14 5HP

Dear Sirs

Barclays Bank PLC

U.S.$1,250,000,000 2.375 per cent. Senior Notes due 2014

U.S.$750,000,000 Floating Rate Notes due 2014

We have acted, and have prepared this letter, on the instructions of Barclays Bank PLC (the “Issuer”) in connection with the issue by the Issuer of U.S.$1,250,000,000 2.375 per cent. Senior Notes due 2014 and U.S.$750,000,000 Floating Rate Notes due 2014 (together, the “Senior Debt Securities”) under the indenture dated 16 September 2004 (the “Senior Debt Indenture”) between the Issuer and The Bank of New York Mellon, as trustee (the “Trustee”).

1.	Documents

For the purposes of this letter, we have examined inter alia the following:

1.1	The prospectus dated 31 August 2010 relating to, inter alia, the Senior Debt Securities (the “Base Prospectus”).

1.2	The prospectus supplement dated 6 January 2011 relating to the Senior Debt Securities (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”).

1.3	The Underwriting Agreement - Standard Provisions dated 6 October 2010 relating to the Senior Debt Securities (the “Underwriting Agreement”).

1.4	The pricing agreement dated 6 January 2011 relating to the Senior Debt Securities (the “Pricing Agreement”).

1.5	The Senior Debt Indenture.

1.6	An extract from minutes of a meeting of the board of directors of the Issuer held on 14 April 1994, certified a true copy by Patrick Gonsalves, a written resolution of the Fund Raising Committee of the board of directors of the Issuer (the “Fund Raising Committee”), dated 29 July 2010, certified a true copy by Charlotte Evans.

1.7	A copy of the articles of association of the Issuer (the “Articles of Association”).

The Underwriting Agreement and the Pricing Agreement shall together be referred to as the “Issue Documents”. Terms and expressions which are defined in the Underwriting Agreement or the Pricing Agreement have the same respective meanings where used in this letter.

2.	English Law

The opinions set out in this letter (which are strictly limited to the matters stated herein and are not to be read as extended, by implication or otherwise, to any other matters) relate only to English law as applied by the English courts as at today’s date. This letter expresses no opinion on the laws of any other jurisdiction and is governed by English law.

3.	Assumptions

The opinions set out in this letter are based upon the following assumptions:

3.1	The genuineness of all signatures, stamps and seals, the conformity to the originals of all documents supplied to us as copies of whatever nature and the authenticity of the originals of such documents and that all deeds and counterparts were executed in single physical form.

3.2	That the Issue Documents are duly authorised by and duly executed by or on behalf of each of the parties thereto (except the Issuer) and that entering into the Issue Documents and the performance thereof is within the capacity and powers of each of them (except as aforesaid).

3.3	That the resolutions set out in the minutes referred to above were passed at a duly convened and quorate meeting and have not been revoked or superseded and that the minutes of any meeting (or any extract of such minutes) referred to above are true records of the proceedings at the meeting.

3.4	That, as at 6 January 2011, Steve Penketh held the office of Managing Director, Capital Issuance and Securitisation.

3.5	That there has been no alteration in the status or condition of the Issuer as revealed by a search carried out against the Issuer at the Companies Registration Office in London at 11:23 a.m. on 13 January 2011 and an enquiry by telephone in respect of the Issuer at the Central Index of Winding Up Petitions at 11:24 a.m. on 13 January 2011.

3.6	That there has been no alteration in the status or condition of the Issuer as revealed by an online search of the register of authorised persons under the Financial Services and Markets Act 2000 (the “FSA Register”) at or about 11:21 a.m. on 13 January 2011.

3.7	That the Fund Raising Committee referred to above, in resolving to create and issue the Senior Debt Securities and to authorise the execution of the Issue Documents, has acted in good faith to promote the success and interests of the Issuer for the benefit of its members and in accordance with any other duty.

4.	Opinion as to English Law

On the basis of such assumptions and subject to the reservation set out below, we are of the opinion that the issue of the Senior Debt Securities has been duly authorised by or on behalf of the Issuer.

5.	Reservations

The opinion set out in paragraph 4 above is subject to a number of reservations. You should particularly note that it is our experience that searches and enquiries of the type referred to in paragraphs 3.5 and 3.6 above may be unreliable and, in particular, that notice of a winding up order made or resolutions passed, or an administration order made, or a receiver or administrative receiver appointed may not be filed promptly at the Companies Registration Office.

6.	Limits of our Opinion

We express no opinion as to any agreement, instrument or other document other than as specified in this letter which may arise or be suffered as a result of or in connection with the Senior Debt Securities or their creation, issue, allotment or delivery. We have not been responsible for investigation or verification of statements of fact (including statements as to foreign law) or the reasonableness of any statements of opinion contained in the Prospectus, the Underwriting Agreement or the Pricing Agreement, nor have we been responsible for ensuring that the Prospectus contains all material facts. In particular, we have not been responsible for ensuring that the Prospectus complies with the rules of the New York Stock Exchange, or the requirements of any competent authority.

This letter is given solely for the purposes of the issue of the Senior Debt Securities and for the information of the persons to whom it is addressed, and may not be relied upon for any other purpose or by any other person.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Securities” in the Prospectus Supplement relating to the Securities, dated 6 January 2011. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933.

Yours faithfully

/s/ Clifford Chance LLP